Filed by Tremont Mortgage Trust
Commission File No. 001-38199
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Tremont Mortgage Trust
Commission File No. 001-38199
Date: April 27, 2021

On April 27, 2021, Tremont Mortgage Trust issued the following press release.

Exhibit 99.1
FOR IMMEDIATE RELEASE
Tremont Mortgage Trust Announces First Quarter 2021 Results
First Quarter Net Income Per Diluted Share of $0.19
First Quarter Distributable Earnings Per Diluted Share of $0.27, an Increase of 29% Year Over Year
First Quarter Income from Investments, Net, of $3.4 Million, an Increase of 33% Year Over Year
Reinstates Regular Quarterly Distributions at $0.10 Per Common Share
Announced Agreement to Merge with RMR Mortgage Trust
____________________________________________________________________________________________________
Newton, MA (April 27, 2021): Tremont Mortgage Trust (Nasdaq: TRMT) today announced financial results for the quarter ended March 31, 2021.
Tom Lorenzini, President of TRMT, made the following statement:
“Our first quarter results underscore the strength of TRMT’s commercial mortgage portfolio, with all of our loans remaining current on debt service and our portfolio risk rating continuing to improve. We received one early repayment during the quarter and used the proceeds to pay down our master repurchase facility. We intend to reinvest the capital and remain active in the market evaluating prospective opportunities. In the meantime, based on the health of our portfolio and our strong operating results, we were pleased to have reinstated a regular quarterly distribution to our shareholders.

Yesterday, we were excited to announce our plans to merge with and into RMR Mortgage Trust, which will result in a combined company having increased scale, a more diversified loan portfolio and a greater presence within the commercial real estate lending market."

Quarterly Results

	Three Months Ended
(dollars in thousands, except per share data)	March 31, 2021	March 31, 2020	Change
Net income	$1,575	$1,666	(5.5%)
Net income per diluted share	$0.19	$0.20	(5.0%)
Distributable Earnings	$2,246	$1,708	31.5%
Distributable Earnings per share	$0.27	$0.21	28.6%
Income from investments, net	$3,351	$2,527	32.6%
Book value per share	$10.90	$10.44	4.4%

Additional information and a reconciliation of net income determined in accordance with U.S. generally accepted accounting principles, or GAAP, to Distributable Earnings for the quarters ended March 31, 2021 and 2020, appear later in this press release.

Portfolio Summary and Recent Investment Activities

	As of the Three Months Ended
(dollars in thousands)	March 31, 2021	December 31, 2020	September 30, 2020
First mortgage whole loans	13	14	14
Total loan commitments	$268,379	$293,890	$293,961
Maximum weighted average maturity (years)	2.4	2.6	2.9
Weighted average coupon rate	5.73%	5.70%	5.70%
Weighted average all In yield	6.43%	6.39%	6.38%
Weighted average loan to value	67%	67%	67%
•As previously reported, in February 2021, TRMT amended the agreement governing its loan secured by a retail property located in Coppell, TX to extend the maturity date of the loan by six months to August 12, 2021. As part of this amendment, the borrower funded an interest reserve of $0.5 million and repaid $0.3 million of the principal balance of the loan, thereby reducing the total loan commitment to $19.9 million. This amendment also includes a six month extension option contingent upon the borrower repaying an additional $0.3 million of the principal balance and meeting certain other conditions.
•Also as previously reported, in February 2021, TRMT received $24.8 million of repayment proceeds from the borrower on its loan that was used to finance the acquisition of an apartment community located in Rochester, NY, which included the $24.6 million principal amount outstanding under the loan, as well as accrued interest, an exit fee and TRMT's associated legal expenses.
•Also as previously reported, in February 2021, the borrower under TRMT's loan secured by an industrial facility located in Barrington, NJ notified TRMT that the facility is expected to be sold in the second quarter of 2021. Upon sale, TRMT expects to be repaid the principal amount outstanding under the loan, as well as accrued interest, an exit fee and TRMT's associated legal costs.
•In April 2021, TRMT amended the agreement governing its loan secured by an office property located in Metairie, LA to extend the maturity date of the loan by six months to October 11, 2021 and to eliminate any further borrower extension rights.

Merger with RMR Mortgage Trust

As previously announced, TRMT and RMR Mortgage Trust (Nasdaq: RMRM) have entered into a definitive agreement and plan of merger, dated April 26, 2021, or the Merger Agreement, pursuant to which TRMT will merge with and into RMRM, with RMRM continuing as the surviving company. Pursuant to the terms of the Merger Agreement, TRMT’s shareholders will receive 0.52 of one newly issued common share of RMRM for each common share of TRMT they hold, with cash paid in lieu of fractional shares. Completion of the merger will require certain approvals of TRMT’s and RMRM’s shareholders and the satisfaction or waiver of other conditions. The merger is expected to close during the third quarter of 2021.

Recent Financing Activities
•In February 2021, TRMT repaid $23.9 million of outstanding balances under its master repurchase facility with Citibank, N.A.

•As of March 31, 2021, TRMT had $180.8 million in aggregate outstanding principal balance under its master repurchase facility. As of March 31, 2021, TRMT was in compliance with all covenants and other terms under its master repurchase facility.

Distributions
•On January 15, 2021, TRMT paid a one-time cash distribution of $4.4 million, or $0.53 per common share, to shareholders of record as of December 17, 2020, as required to satisfy TRMT's 2020 distribution requirements as a real estate investment trust, or REIT.
•On April 15, 2021, TRMT declared a quarterly distribution of $0.10 per common share, or approximately $0.8 million, to shareholders of record as of April 26, 2021. TRMT expects to pay this distribution on or about May 20, 2021.
Conference Call
At 10:00 a.m. Eastern Time on Wednesday, April 28, 2021, President, Tom Lorenzini, and Chief Financial Officer and Treasurer, Doug Lanois, will host a conference call to discuss TRMT’s first quarter 2021 financial results and our previously announced merger with RMRM. The conference call telephone number is (833) 366-1119. Participants calling from outside the United States and Canada should dial (412) 902-6771. No pass code is necessary to access the call from either number. Participants should dial in about 15 minutes prior to the scheduled start of the call. A replay of the conference call will be available through 11:59 p.m. on Wednesday, May 5, 2021. To access the replay, dial (412) 317-0088. The replay pass code is 10153758.
A live audio webcast of the conference call will also be available in a listen-only mode on TRMT’s website, which is located at www.trmtreit.com. Participants wanting to access the webcast should visit TRMT’s website about five minutes before the call. The archived webcast will be available for replay on TRMT’s website after the call. The transcription, recording and retransmission in any way of TRMT’s first quarter conference call are strictly prohibited without the prior written consent of TRMT.

Supplemental Data
A copy of TRMT’s First Quarter 2021 Supplemental Operating and Financial Data is available for download at TRMT’s website, www.trmtreit.com. TRMT’s website is not incorporated as part of this press release.
About Tremont Mortgage Trust
TRMT is a real estate finance company that focuses on originating and investing in floating rate first mortgage whole loans secured by middle market and transitional commercial real estate. TRMT is managed by Tremont Realty Advisors LLC, a Securities and Exchange Commission, or SEC, registered investment adviser and an indirect, majority owned subsidiary of The RMR Group Inc. (Nasdaq: RMR), an alternative asset management company that is headquartered in Newton, MA.

Non-GAAP Financial Measures
TRMT presents Distributable Earnings, which is considered a “non-GAAP financial measure” within the meaning of the applicable SEC rules. Distributable Earnings does not represent net income or cash generated from operating activities and should not be considered as an alternative to net income determined in accordance with GAAP or an indication of TRMT’s cash flows from operations determined in accordance with GAAP, a measure of TRMT’s liquidity or operating performance or an indication of funds available for TRMT’s cash needs. In addition, TRMT’s methodology for calculating Distributable Earnings may differ from the methodologies employed by other companies to calculate the same or similar supplemental performance measures; therefore, TRMT’s reported Distributable Earnings may not be comparable to the distributable earnings as reported by other companies.
In order to maintain its qualification for taxation as a REIT, TRMT is generally required to distribute substantially all of its taxable income, subject to certain adjustments, to its shareholders. TRMT believes that one of the factors that investors consider important in deciding whether to buy or sell securities of a REIT is its distribution rate. Over time, Distributable Earnings has been a useful indicator of distributions to TRMT's shareholders and is a measure that is considered by TRMT's Board of Trustees when determining the amount of such distributions. TRMT believes that Distributable Earnings provides meaningful information to consider in addition to net income and cash flows from operating activities determined in accordance with GAAP. This measure helps TRMT to evaluate its performance excluding the effects of certain transactions, the variability of any management incentive fees that may be paid or payable and GAAP adjustments that TRMT believes are not necessarily indicative of TRMT’s current loan portfolio and operations. In addition, Distributable Earnings is used in determining the amount of base management and management incentive fees payable by TRMT to TRMT’s manager under TRMT’s management agreement.
Please see the pages attached hereto for a more detailed statement of TRMT’s operating results and financial condition and for an explanation of TRMT’s calculation of Distributable Earnings and a reconciliation of net income determined in accordance with GAAP to that amount.

TREMONT MORTGAGE TRUST
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(amounts in thousands, except per share data)
(unaudited)

	Three Months Ended March 31,
	2021	2020
INCOME FROM INVESTMENTS:
Interest income from investments	$4,486	$4,284
Less: interest and related expenses	(1,135)	(1,757)
Income from investments, net	3,351	2,527

OTHER EXPENSES:
Base management fees (1)	342	—
Management incentive fees (1)	620	—
General and administrative expenses	669	540
Reimbursement of shared services expenses	138	321
Total expenses	1,769	861

Income before income tax expense	1,582	1,666
Income tax expense	(7)	—
Net income	$1,575	$1,666

Weighted average common shares outstanding - basic	8,211	8,169
Weighted average common shares outstanding - diluted	8,239	8,169

Net income per common share - basic and diluted	$0.19	$0.20

(1)TRMT’s manager previously waived any base management or management incentive fees that would have otherwise been due and payable by TRMT under its management agreement for the period beginning July 1, 2018 until December 31, 2020. If TRMT's manager had not waived these base management and management incentive fees, TRMT would have recognized $320 of base management fees for the three months ended March 31, 2020. No management incentive fees would have been paid or payable by us for the three months ended March 31, 2020.

TREMONT MORTGAGE TRUST
CALCULATION AND RECONCILIATION OF DISTRIBUTABLE EARNINGS
(amounts in thousands, except per share data)
(unaudited)

	Three Months Ended March 31,
	2021	2020
Reconciliation of net income to Distributable Earnings (1):
Net income	$1,575	$1,666
Management incentive fees	620	—
Non-cash equity compensation expense	51	42
Distributable Earnings	$2,246	$1,708

Weighted average common shares outstanding - basic	8,211	8,169
Weighted average common shares outstanding - diluted	8,239	8,169

Distributable Earnings per common share - basic and diluted	$0.27	$0.21

(1)TRMT calculates Distributable Earnings as net income, computed in accordance with GAAP, including realized losses not otherwise included in net income determined in accordance with GAAP, and excluding: (a) the management incentive fees earned by TRMT’s manager, if any; (b) depreciation and amortization, if any; (c) non-cash equity compensation expense; (d) unrealized gains, losses and other similar non-cash items that are included in net income for the period of the calculation (regardless of whether such items are included in or deducted from net income or in other comprehensive income under GAAP), if any; and (e) one-time events pursuant to changes in GAAP and certain non-cash items, if any. Distributable Earnings are reduced for realized losses on loan investments when amounts are deemed uncollectable.

TREMONT MORTGAGE TRUST
CONDENSED CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except per share data)
(unaudited)

	March 31,	December 31,
	2021	2020
ASSETS
Cash and cash equivalents	$10,890	$10,521
Loans held for investment, net	260,179	282,246
Accrued interest receivable	922	996
Prepaid expenses and other assets	313	419
Total assets	$272,304	$294,182

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable, accrued liabilities and deposits	$748	$5,041
Master repurchase facility, net	180,040	200,233
Due to related persons	987	5
Total liabilities	181,775	205,279

Commitments and contingencies

Shareholders' equity:
Common shares of beneficial interest, $0.01 par value per share; 25,000,000 shares authorized; 8,305,911 and 8,302,911 shares issued and outstanding, respectively	83	83
Additional paid in capital	89,211	89,160
Cumulative net income	12,363	10,788
Cumulative distributions	(11,128)	(11,128)
Total shareholders’ equity	90,529	88,903
Total liabilities and shareholders' equity	$272,304	$294,182

Warning Concerning Forward-Looking Statements
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever TRMT uses words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions, TRMT is making forward-looking statements. These forward-looking statements are based upon TRMT’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by TRMT’s forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond TRMT’s control. For example:
•Mr. Lorenzini states that TRMT's first quarter results underscore the strength of TRMT's commercial mortgage portfolio with all of its loans remaining current on debt service and its portfolio risk rating continuing to improve. This statement may imply that TRMT's loan portfolio performance will remain stable. However, TRMT, its borrowers' and their tenants' businesses are subject to risks, including the COVID-19 pandemic and its resulting economic impact. The impacts of the COVID-19 pandemic are affecting all parts of the U.S. economy, and are impacting borrowers and their tenants to varying degrees, and these impacts may result in TRMT's borrowers being unable to pay their obligations owed to TRMT as currently scheduled or at all. Further, TRMT's actions to actively manage its investments to minimize the impact of the economic challenges imposed by the COVID-19 pandemic may not succeed or any success TRMT may have may not prevent TRMT from realizing negative impacts resulting from such economic challenges, including with respect to its liquidity and financial results. As a result of the impacts of the COVID-19 pandemic or other factors, TRMT's loan portfolio performance and risk ratings may decline.
•Mr. Lorenzini also states that TRMT received one early repayment during the quarter and used the proceeds to pay down its master repurchase facility and that TRMT intends to reinvest the capital and remain active in the market evaluating prospective opportunities. This may imply that TRMT will be able to successfully reinvest these proceeds in new loan investments. However, the market for loans to commercial real estate borrowers of the type TRMT seeks to invest in is highly competitive. TRMT may be not be able to successfully reinvest these proceeds in new loan investments and any such investments made may not be on as favorable terms or risk to TRMT as those for the loans that were repaid.
•Mr. Lorenzini also states that based on the health of TRMT's portfolio and strong operating results, TRMT has reinstated a regular quarterly distribution to its shareholders. However, the timing, amount and form of future distributions will be determined at the discretion of TRMT’s Board of Trustees and will depend upon various factors that its Board of Trustees deems relevant, including TRMT’s historical and projected income, its Distributable Earnings, the then-current and expected needs and availability of cash to pay its obligations and fund its investments, distributions which may be required to be paid to maintain TRMT’s qualification for taxation as a REIT, limitations on distributions contained in TRMT’s financing arrangements and other factors deemed relevant by TRMT’s Board of Trustees, in its discretion.
•TRMT and RMRM have entered into a definitive agreement to merge. The merger is expected to close during the third quarter of 2021, subject to the satisfaction or waiver of closing conditions, including the receipt of the requisite approvals by TRMT’s and RMRM’s shareholders, and TRMT cannot be sure that these conditions will be satisfied or waived. Accordingly, the merger may not close by the end of the third quarter of 2021, or at all, or the terms contemplated by the Merger Agreement may change.
•TRMT expects to realize benefits from the merger, including increased scale, a more diversified loan portfolio and a greater presence within the commercial real estate lending market. These expectations are contingent upon the consummation of the merger and may not be realized as currently expected or at all.
The information contained in TRMT’s filings with the SEC, including under “Risk Factors” in TRMT’s periodic reports, or incorporated therein, identifies other important factors that could cause TRMT’s actual results to differ materially from those stated in or implied by TRMT’s forward-looking statements. TRMT’s filings with the SEC are available on the SEC’s website at www.sec.gov.

You should not place undue reliance upon forward-looking statements.

Except as required by law, TRMT does not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Additional Information about the Merger
In connection with the proposed merger, RMRM expects to file with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus, and other documents with respect to the proposed merger and other transactions contemplated by the Merger Agreement. The joint proxy/prospectus will contain important information about the proposed merger and related transactions. SHAREHOLDERS OF TRMT AND RMRM ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY TRMT AND RMRM WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRMT, RMRM AND THE PROPOSED MERGER AND RELATED TRANSACTIONS.
Shareholders of TRMT and RMRM may obtain free copies of the registration statements, the joint proxy statement/prospectus and other relevant documents filed by TRMT or RMRM with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by TRMT with the SEC are also available free of charge on TRMT's website at www.trmtreit.com. Copies of the documents filed by RMRM with the SEC are also available free of charge on RMRM's website at www.rmrmortgagetrust.com.
This press release is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale of securities would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in Solicitation Relating to the Merger
TRMT, RMRM and their respective trustees and executive officers, and Tremont Realty Advisors LLC, The RMR Group LLC, The RMR Group Inc. and certain of their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of TRMT and RMRM in respect of the proposed merger. Information regarding TRMT’s trustees and executive officers can be found in TRMT’s proxy statement filed with the SEC on March 25, 2021. Information regarding RMRM’s trustees and executive officers can be found in RMRM’s proxy statement filed with the SEC on March 24, 2021. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed merger if and when they become available. These documents are available free of charge on the SEC's website and from TRMT or RMRM, as applicable, using the sources indicated above.

Contact:
Kevin Barry
Manager, Investor Relations
(617) 796-7651
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